                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR

                 For Period Ended:  April 30, 1996
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                             Crystal Mountain, Inc.
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Full Name of Registrant


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Former Name if Applicable

                           One Crystal Mountain Blvd.
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Address of Principal Executive Office (STREET AND NUMBER)

                       Crystal Mountain, Washington 98022
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)


        The audit of the financial statements of Crystal Mountain, Inc.(the "Registrant") will not be completed by July 29, 1996, the last day for a timely filing of its Annual Report on Form 10-KSB for the seven months ended April 30, 1996, pursuant to Rule 0-3 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        As reported in the Registrant's Current Report on Form 8-K for March 21, 1996, effective March 20, 1996 the Registrant changed its fiscal year end to April 30th.

        As a result of the change in year end, the financial covenants included in Registrant's loan agreement have been amended to correspond with the change in year end. A final signed agreement will not be obtained from the bank within the time period necessary for our accountants to (i) finalize their audit of the financial statements for the seven months ended April 30, 1996; and (ii) ascertain that the other information required by the Annual Report on Form 10-KSB will be in conformity with the audited financial statements. Consequently, the Registrant is not in a position to file the Annual Report on Form 10-KSB by July 29, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Thomas F. Leonard                360                 663-2265
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         _x_ Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    __ Yes   _x_ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                           CRYSTAL MOUNTAIN, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    7/24/96                         By  /s/ Thomas F. Leonard
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                 MOSS ADAMS LLP
                             1001 - 4th Avenue, #2900
                             Seattle, WA 98154-1199


                                                                EXHIBIT A

July 23, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

We were engaged by Crystal Mountain, Inc. as independent certified public accountants to report on the financial statements at April 30, 1996 and for the seven months then ended. We have endeavored, with the full cooperation of the company, to obtain the necessary information to meet the filing requirements for Form 10-KSB, both as to form and timeliness. Due to the late date at which we will receive the final amendment to the financial covenants of the company's loan agreement, we will not have sufficient time to evaluate the potential impact of the amendment on the financial statements and our audit report by July 29, 1996 which is the required filing date for the company's Annual Report.

Yours truly,

/s/ MOSS ADAMS LLP
MOSS ADAMS LLP